Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 21 DATED OCTOBER 27, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 13 dated April 14, 2015. This supplement and supplement no. 13, together, supersede and replace all prior supplements to the August 12, 2014 prospectus. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information with respect to our real estate and real estate-related investments;

•	updates to the term of the offering;

•	the suitability standards for our offering applicable to California, Kentucky and Nebraska investors;

•	updated risks related to an investment in us;

•	a revised estimated use of proceeds table;

•	departures and appointments at our company and our affiliates;

•	our entry into an amended and restated advisory agreement;

•	updates to the key personnel at STAM;

•	updates to our management compensation table;

•	additional information with respect to our investment objectives and criteria;

•	information regarding the valuation of our shares;

•	information regarding the amendment of our dividend reinvestment plan and our share redemption program;

•	updated information regarding our plans with respect to the payment of distributions;

•	the declaration of stock distributions;

•	a change to how we determine whether an order may be combined with others as a “single purchaser” for purposes of qualifying for a volume discount;

•	selected financial data;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	information with respect to our share redemption program;

•	information regarding the net tangible book value of our shares;

•	quantitative and qualitative disclosures about market risk;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2015;

•	information incorporated by reference; and

•	our unaudited financial statements and the notes thereto as of and for the period ended June 30, 2015.
Status of the Offering
We commenced this offering of up to 180,000,000 shares, or up to $1,760,000,000 of shares, of common stock on August 12, 2014. As of October 19, 2015, we had accepted aggregate gross offering proceeds of $30.0 million related to the sale of 3,048,427 shares of common stock in this offering.  Accordingly, as of October 19, 2015, there were $1,730.0 million of shares of common stock available for sale in this offering, including $760.0 million of shares under our dividend reinvestment plan.
We have met the minimum offering amount required for us to accept subscriptions from investors in all states where we are conducting this offering. All subscribers should make their checks payable to “KBS Strategic Opportunity REIT II, Inc.”

Real Estate and Real Estate-Related Investments Summary
Real Estate Investments
As of June 30, 2015, we owned one hotel property. We acquired this property through a joint venture (“Springmaid Property JV”) between our indirect wholly owned subsidiary and IC Myrtle Beach Holdings LLC (the “JV Partner”), from a third party unaffiliated with us or our advisor. The following table is a summary of our hotel property as of June 30, 2015:

Property	Location	Number of Rooms	Date Acquired	Purchase Price (1)	Average Revenue per Available Room (2)	Average Daily Rate (2)	Percentage Occupied (2)	Ownership %

Springmaid Beach Resort	Myrtle Beach, SC	491	12/30/2014	$41,638,021	$51.59	$106.90	48.3%	90%
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(1) Purchase price includes acquisition fees and closing costs.
(2) Information presented reflects the results of operations for the six months ended June 30, 2015.
At acquisition, we projected an investment of approximately $17.5 million for renovations and improvements to the Springmaid Beach Resort over the next two years.  We expect to fund these renovations and improvements with proceeds from debt financing and proceeds from both this offering and the now terminated private offering.
We believe that our real estate investment is suitable for its intended purpose and adequately insured.
Probable Real Estate Investment
Q&C Hotel
On October 12, 2015, we, through a joint venture (the “Q&C Hotel Joint Venture”) between our indirect wholly owned subsidiary and EH Q&C, LLC (the “ Q&C JV Partner”), entered into a purchase and sale agreement to acquire a 196-room hotel in New Orleans, Louisiana (the “Q&C Hotel”). Neither the Q&C JV Partner nor the seller is affiliated with us or our advisor.  The contractual purchase price of the Q&C Hotel is $51.2 million plus closing costs.
We own a 90% equity interest in the Q&C Hotel Joint Venture. The Q&C JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture or the Q&C Hotel and its operations, in the manner set forth in the limited liability company agreement of the joint venture. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the Q&C JV Partner may be required to make additional capital contributions to the joint venture, in proportion to our equity interests.
The Q&C Hotel Joint Venture intends to fund the acquisition of the Q&C Hotel with capital contributions from its members and with proceeds from a mortgage loan. The joint venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the joint venture with proceeds from our now terminated private offering and this offering.
Pursuant to the purchase and sale agreement, the Q&C Hotel Joint Venture would be obligated to purchase the property only after satisfaction of agreed-upon closing conditions.  Additionally, the acquisition of the property is subject to the approval of our board of directors prior to the expiration of the 30-day due diligence period. There can be no assurance that the joint venture will complete the acquisition. In some circumstances, if the joint venture fails to complete the acquisition after the expiration of the due diligence period, it may forfeit up to $2.0 million.
If the joint venture completes this acquisition, the hotel will be leased to our indirect wholly owned subsidiary, as the lessee, under a separate hotel lease agreement between the lessee and the joint venture. We expect the lease will provide for annual base rent and percentage rent. In addition, if the acquisition is completed, the lessee will enter into a hotel management agreement with an affiliate of the Q&C JV Partner. The manager will be responsible for managing and supervising the daily operations of the hotel and for the collection of revenues for the benefit of the lessee.
The Q&C Hotel was built in 1913 and completely renovated in 2014.

The average occupancy rate for the Q&C Hotel during each of the last five years is as follows:

Year	Average Occupancy Rate
2010	(1)
2011	(1)
2012	(1)
2013 (2)	52.8%
2014 (2)	32.4%
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(1) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(2) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
The average daily rate (“ADR”) for the Q&C Hotel during each of the last five years is as follows:

Year	ADR (1)
2010	(2)
2011	(2)
2012	(2)
2013 (3)	$111.02
2014 (3)	$142.56
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(1) ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.
(2) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(3) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
The average revenue per available room (“RevPAR”) for the Q&C Hotel during each of the last five years is as follows:

Year	RevPAR (1)
2010	(2)
2011	(2)
2012	(2)
2013 (3)	$58.59
2014 (3)	$46.26
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(1) RevPAR is room revenue divided by available rooms.
(2) Information for 2010 to 2012 is not available as the seller did not own the property during these periods. Additionally, historical information for the Q&C Hotel may not be indicative of future results as described in the note below.
(3) Information for 2013 and 2014 may not be indicative of future results as the Q&C Hotel underwent a complete renovation in 2014.
We believe that the Q&C Hotel is suitable for its intended purpose and is adequately insured. If we acquire the Q&C Hotel, we do not intend to make significant renovations or improvements. For federal income tax purposes, the cost of the Q&C Hotel, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

Real Estate-Related Investment
As of June 30, 2015, we, through an indirect wholly owned subsidiary, had originated a real estate loan receivable as follows:

	Date Acquired / Originated	Property Type	Loan Type	Payment Type	Outstanding Principal Balance as of June 30, 2015 (1)	Purchase/ Origination Price (2)	Book Value as of June 30, 2015 (3)	Contractual Interest Rate (4)	Annualized Effective Interest Rate (4)	Loan-to- Value (5)	Maturity Date
Loan Name Location of Related Property or Collateral

655 Summer Street First Mortgage Loan
Boston, Massachusetts	09/04/2014	Office	Mortgage	Interest Only	$3,500,000	$3,500,000	$3,339,906	9.25%	11.68%	53%	10/01/2017
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(1) Outstanding principal balance as of June 30, 2015 represents original principal balance outstanding under the loan, increased for any subsequent fundings and reduced for any principal paydowns, and does not include closing costs and direct acquisition and origination fees.
(2) Purchase/origination price represents the amount funded by us to acquire or originate the loan, increased for any subsequent fundings, decreased for any principal repayments, and does not include closing costs and direct acquisition and origination fees.
(3) Book value represents outstanding principal balance, adjusted for unamortized origination fees and direct acquisition and origination expenses.
(4) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2015, using the interest method, divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of June 30, 2015.
(5) The loan-to-value ratio is based upon the amount funded at origination (excluding closing costs and certain other fees) and the “as-is” appraised value of the property the loan.  Appraisals are based on numerous estimates, judgments and assumptions that significantly affect the appraised value of the underlying property.  Differing assumptions may materially change the appraised value of the property.  In addition, the value of the property will change over time due to various factors.
Outstanding Debt Obligations
As of June 30, 2015, our borrowings and other liabilities were approximately 41% of both the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets. The following table details our outstanding debt as of June 30, 2015:

	Outstanding Principal Balance	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date (2)	% of Total Indebtedness

Springmaid Beach Resort Mortgage Loan (3)	$26,000,000	One-month LIBOR +3.00% (4)	3.18%	Interest Only	12/30/2017	100%
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(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2015. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2015 (consisting of the contractual interest rate and the effect of interest rate swaps, if applicable), using interest rate indices as of June 30, 2015, where applicable.
(2) Represents the maturity date as of June 30, 2015; subject to certain conditions, the maturity date of this loan may be extended beyond the date shown.
(3) As of October 19, 2015, $26.0 million of the loan was funded and $12.0 million remained available under the loan for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
(4) We entered into an interest rate cap that effectively limits one-month LIBOR on $26.0 million of the outstanding loan balance at 3.00% effective December 29, 2014 through January 1, 2018.
KBS SOR US Properties II LLC (“SOR US Properties II”), our wholly owned subsidiary, is providing a: (a) guaranty of the sum of $5,530,000 plus certain other sums described in the loan documents, which guaranteed amount shall decrease pursuant to the terms of the equity contribution guaranty executed by SOR US Properties II in favor of the lender; (b) guaranty of Springmaid Property JV’s obligations to complete the renovations to the Springmaid Beach Resort, as described in the completion guaranty executed by SOR US Properties II in favor of the lender; (c) limited guaranty of the Springmaid Beach Resort Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by us, Springmaid Property JV, SOR US Properties II, and/or any affiliates of us, as applicable, in violation of the loan documents as well as Springmaid Property JV’s obligation to refund certain key money amounts to the independent third-party hotel operator under the management agreement; and (d) guaranty of the principal balance and any interest or other sums outstanding under the Springmaid Beach Resort Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Springmaid Property JV or Springmaid Operations JV, a joint venture between our indirect wholly owned subsidiary which we have elected to treat as a TRS and the JV Partner.

Updates to the Term of the Offering
Our board of directors has amended the term of our primary offering to provide that this primary offering will terminate approximately 90 days (as determined by our Chief Executive Officer) after we have announced that we have raised $650 million in our primary public offering.  In no event may the primary offering  continue beyond the time period permitted by the rules promulgated by the SEC, which rules provide that absent the filing of a registration statement for a follow-on offering, this primary offering shall terminate after a three-year period.   If we decide to revise the threshold upon which we will terminate this primary offering, we will provide that information in a prospectus supplement.
Suitability Standards
The following disclosure supplements, supersedes and replaces, as appropriate, the information applicable to California, Kentucky and Nebraska investors under “Suitability Standards” on page i of the prospectus:

•
California - Investors must have either (a) a net worth of at least $350,000 or (b) a gross annual income of at least $85,000 and a net worth of at least $250,000. In addition, shares will only be sold to California residents that have a net worth of at least ten times their investment in us.

•	Kentucky - Investors must have a liquid net worth of at least ten times their investment in us and other same-sponsored non-publicly traded real estate investment trusts.

•	Nebraska - Investors must have a net worth of at least ten times their aggregate investment in us and in the securities of other non-publicly traded real estate investment trusts.
Risk Factors
The following risk factors update and supplement the risk factors appearing in the prospectus.
Because the offering price in this offering exceeds our net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares in this initial public offering at $10.00 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00.
As of December 31, 2014, our net tangible book value per share was $7.87. The offering price of shares under this initial public offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share. To the extent we are able to raise additional proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
Disruptions in the financial markets and uncertain economic conditions could continue to adversely impact the commercial mortgage market as well as the market for real estate-related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to you.
The returns available to investors generated by real estate-related investments are determined by: (i) the supply and demand for such investments; (ii) the terms we are able to negotiate for our investments; (iii) the performance of the assets underlying the investments; and (iv) the existence of a market for such investments, which includes the ability to sell or finance such investments.
During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or “demand” increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.

The Federal Reserve has maintained an accommodative monetary policy since the beginning of the 2008 financial crisis. Through a variety of monetary tools and programs, the Federal Reserve injected trillions of U.S. dollars into the global financial markets. The U.S. quantitative easing (“QE”) program focused on the purchase of U.S. treasury bonds and mortgage backed securities. Currently it is unclear what the final cost or impact of this program will be. In October of 2014, the Federal Reserve concluded the current phase of QE. While it is unclear whether such an increase will happen in 2015 or 2016, it now appears likely that an increase is in the Federal Reserve's plans.
In the United States, recent economic data has shown a slowing economy. The labor force participation rate continues to be low and personal income growth has remained stagnant. However, slow and steady growth in the labor markets has driven unemployment down to 5.3% as of June 2015. Consumer spending in the United States has increased, and is being driven by lower debt service burdens, record high stock market valuations, rebounding home prices and a dramatic decrease in the cost of gasoline. Consumer confidence levels are starting to reach levels last seen in the 1990s. U.S. gross domestic product (“U.S. GDP”) has continued to grow at a moderate annualized rate. On an annual basis, U.S. GDP growth in 2014 was 2.4%, which was an improvement over 2013’s growth rate of 1.5%. In the second half of 2014, the U.S. dollar began to appreciate against the currencies of other nations. However, the effects of a strong dollar and weak international economic growth began to materialize in the form of reduced corporate earnings in the fourth quarter of 2014. This trend continued in the first quarter of 2015, where U.S. GDP increased at an annual rate of 0.6%.
The U.S. dollar has remained a safe haven currency and the U.S. commercial real estate market has benefited from an inflow of foreign capital. Initially, gateway markets such as New York City and San Francisco benefited from a high demand for commercial properties. In 2014, the commercial real estate market recovery spread to secondary and tertiary markets, and most asset classes. The U.S. commercial real estate market has gained favor as an alternative investment class and capital flows continue to improve. In 2015, commercial property values have continued to rise and the U.S. commercial real estate market is currently on pace to set a record in transaction volume. However, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.
Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows. Historically low interest rates could help offset some of the impact of these potential decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments. Recently, interest rates have become more volatile as the global capital markets react to increasing economic and geopolitical risks.
After several years of improving market conditions, the recovery in the U.S. residential real estate market has slowed. The initial recovery was driven by low interest rates, pent-up demand from the consumer sector and institutional investors in the form of buy-to-rent portfolios. In 2015, investor demand for homes has slowed and the housing market appears to be heading into a consolidation phase as several institutional investors seek an exit to repay investors. All cash purchases of homes, an indicator of institutional investor activity, has dropped dramatically. New home construction numbers have been driven largely by the construction of multifamily projects.
From a global standpoint, the U.S. economy is considered to be a bright spot. Recently the International Monetary Fund (“IMF”) lowered its global growth forecast from 3.7% to 3.3%. Lower than expected growth in the European Union (“EU”) and Chinese economies are the primary factors in the forecast change. Geopolitical events in the Ukraine and Middle East and the recent outbreak of the Ebola virus in Africa, and its possible spread to the rest of the world, have all been impediments to global economic growth.
Overall, despite indications of recovery in the United States, uncertainties abound. China’s export-based economy has slowed and the Japanese government continues to experiment with QE. The EU is faced with the economic collapse of Greece, another recession and military conflict in the Ukraine. In the United States, the Federal Reserve completed the latest phase of QE in 2014 and is now faced with the impact of a strong dollar and the anticipation of increasing interest rates. In the short-term, we anticipate that market conditions will continue to remain strong and volatile. When combined with a challenging global macro-economic environment, these conditions may interfere with the implementation of our business strategy and/or force us to modify it.

We have relied on debt financing to finance our real estate property and we may have difficulty refinancing our debt obligation prior to or at maturity or we may not be able to refinance this obligation at terms as favorable as the terms of our existing indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of our assets. Recent financial market conditions have improved from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, which could negatively impact the value of our assets.
Disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity only recently increased; however, it remains uncertain whether the capital markets can sustain the current transaction levels. Any disruption to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

•	the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;

•
revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; and/or

•
revenues generated by the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could reduce our stockholders’ return and decrease the value of an investment in us.
We are a newly formed company with a limited operating history which makes our future performance difficult to predict.
We are a newly formed company with a limited operating history. We were incorporated in the State of Maryland on February 6, 2013 and commenced a private placement offering in July 2013 which terminated immediately prior to commencement of this offering in August 2014. As of June 30, 2015, we owned one hotel property and one first mortgage loan. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies described in this prospectus. We can provide no assurance that our performance will replicate the past performance of other KBS-sponsored programs. Our investment returns could be substantially lower than the returns achieved by other KBS-sponsored programs. The results of our operations depend on several factors, including the availability of opportunities for the acquisition of target assets, the level and volatility of interest rates, the availability of short and long-term financing, and conditions in the financial markets and economic conditions.
The return per share for investors in this offering may be diluted to the extent we issue stock dividends prior to their investment in us.
Our investment objectives include investing in assets with potential for long term appreciation; however, they may have reduced operating cash flows initially.  As a result, we have made and may continue to make, stock dividends in lieu of cash distributions, especially in the early stages of our operations before our more investments have stabilized and started generating stable cash flows from operations.  While our objective is to acquire assets that appreciate in value, there can be no assurance that assets we acquire will appreciate in value.  Furthermore, we do not currently intend to change our offering price during the term of this offering.  Therefore, investors who purchase our shares early in this offering, as compared with later investors, will receive more shares for the same cash investment as a result of any stock distributions not received by later investors.  Because they would own more shares, upon a sale or liquidation of the company, these early investors will receive more sales proceeds or liquidating distributions relative to their gross investment amount compared to later investors.  Furthermore, unless our assets appreciate in an amount sufficient to offset the dilutive effect of any prior stock distributions, the return on invested capital for investors purchasing our stock after payment of a stock distribution will be below the return on invested capital of investors who received the stock distribution.

You may not be able to sell your shares under our share redemption program and, if you are able to sell your shares under the program, you may not be able to recover the full amount of your investment in our shares.
Our share redemption program includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence” (collectively, a “Special Redemption”). We limit the number of shares redeemed pursuant to the share redemption program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (ii) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year; however, we may increase or decrease the funding available for the redemption of shares upon ten business days notice to our shareholders. We have provided up to $500,000 in additional funds to redeem a qualifying stockholder’s shares in connection with a Special Redemption. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year will significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect our initial distributions will be in the form of stock distributions and possibly cash distributions that will be declared when our board of directors determines we have sufficient cash flow or appreciation in asset values. Particularly during our offering stage, we do not expect to have significant cash flow to pay cash distributions, which would in turn severely limit redemptions during the next calendar year. Our board is free to amend, suspend or terminate the share redemption program upon 30 days’ notice, provided that we may increase or decrease the funding available for the redemption of shares pursuant to our share redemption program upon ten business days’ notice to our stockholders. Unless the shares are being redeemed in connection with a Special Redemption and until such time as we establish an estimated net asset value (“NAV”) per share, the prices at which we will redeem shares are as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the price paid to acquire the shares from us;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the price paid to acquire the shares from us;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the price paid to acquire the shares from us; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the price paid to acquire the shares from us.
For purposes of the foregoing, the price paid to acquire shares received as a stock dividend will be deemed to be the purchase price for shares in our primary offering in effect on the date of the issuance of the stock dividend.
Once we establish an estimated NAV per share of our common stock, and unless the shares are being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetency, the price at which we will redeem the shares is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.
For purposes of determining the time period a redeeming stockholder has held the shares submitted for redemption, the time period begins as of the date the stockholder acquired the shares provided, that shares purchased by the redeeming stockholder pursuant to our dividend reinvestment plan or received as a stock dividend will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares or stock dividend relate. The date of the share’s original issuance by us is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

In March 2009, in order to preserve capital and value for all stockholders during the economic crisis, KBS REIT I amended its share redemption program to limit redemptions (other than Special Redemptions) during any calendar year to the amount of the net proceeds from the sale of shares under its dividend reinvestment plan from the prior calendar year less amounts KBS REIT I deemed necessary from such proceeds to fund current and future funding obligations and needs of the company. Pursuant to this limitation, KBS REIT I suspended ordinary redemptions for the remainder of 2009 and from 2010 through March 2012. KBS REIT I provided notice of this amendment in its Annual Report on Form 10-K filed on March 27, 2009, and the amendment was effective upon 30 days’ notice. The amendment became effective before the April 30, 2009 redemption date. As a result, investors did not have a final opportunity to submit redemptions. In March 2012, KBS REIT I amended and restated its share redemption program to provide only for Special Redemptions. Special Redemptions will be limited to an annual amount determined by KBS REIT I’s board of directors which may be reviewed and adjusted from time to time during the year.
On January 24, 2014, in consideration of the cash requirements necessary to effectively manage KBS Legacy Partners Apartment REIT’s assets, KBS Legacy Partners Apartment REIT amended and restated its share redemption program to limit redemptions to $2.0 million of shares in the aggregate during any calendar year. Additionally, during any calendar year, once KBS Legacy Partners Apartment REIT has redeemed $1.5 million of shares under its share redemption program, including Special Redemptions, the remaining $0.5 million of the $2.0 million annual limit shall be reserved exclusively for Special Redemptions. KBS Legacy Partners Apartment REIT provided notice of this amendment and restatement of its share redemption program in its Current Report on Form 8-K filed on January 28, 2014 and the amended and restated share redemption program became effective for redemptions under the program on or after February 27, 2014. Because of these limitations in the dollar value of shares that may be redeemed under its share redemption program, KBS Legacy Partners Apartment REIT exhausted funds available for all redemptions, other than Special Redemptions, for 2014 in August 2014. The $2.0 million annual limitation was reset beginning January 1, 2015 and the outstanding unfulfilled redemption requests as of December 31, 2014 were fulfilled in January 2015.  Because of limitations on the dollar value of shares that may be redeemed under its share redemption program as described above, KBS Legacy Partners Apartment REIT exhausted funds available for all redemptions other than Special Redemptions for the remainder of 2015 in March 2015.
On May 15, 2014, KBS REIT II amended and restated its share redemption program to provide only for Special Redemptions. Special Redemptions are limited to an annual amount determined by KBS REIT II’s board of directors which may be reviewed and adjusted from time to time during the year. KBS REIT II provided notice of this amendment and restatement of its share redemption program in its Current Report on Form 8-K filed on May 19, 2014 and its amended and restated share redemption program became effective for redemptions under the program on June 18, 2014.
We expect to establish an estimated NAV per share no later than 150 days after the second anniversary of the date in which we broke escrow in this offering. The restrictions of our share redemption program will severely limit your ability to sell your shares should you require liquidity and will limit your ability to recover the value you invest in us.
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment in our shares may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our offering, or a value derived from such offering price, as the estimated value of our shares until we provide an estimated NAV based on the value of our assets. Even when we begin to use a net asset value per share method to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.
We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.
To assist FINRA members and their associated persons that participate in this offering of common stock in meeting their customer account statement reporting obligations pursuant to applicable FINRA and NASD Conduct Rules, we will disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the estimated valuation. Until no later than April 11, 2016, when certain amendments to the FINRA and NASD Conduct Rules take effect, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares.

No later than April 11, 2016, how we report our estimated value per share will change. Initially we will report the net investment amount of our shares as our estimated value per share, which net investment amount will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. This estimated per share value will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules. No later than 150 days after the second anniversary of the date on which we broke escrow in this offering, we will provide an estimated NAV per share that we will use as our estimated value per share. This value will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will comply with the Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs issued by the Investment Program Association in April 2013 (the “IPA Valuation Guidelines”). Once we announce an estimated NAV per share we generally expect to update the estimated NAV per share in December of each year.
Until we report an estimated NAV, the initial reported values based on the offering price and the net investment amount will likely differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of our company because (i) there is no public trading market for the shares at this time; (ii) when based solely on the offering price, the primary offering price includes the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) the estimated value will not reflect, and will not be derived from, the fair market value of our assets, nor will it represent the amount of net proceeds that would result from an immediate liquidation of our assets; (iv) the estimated value will not take into account how market fluctuations affect the value of our investments; and (v) the estimated value will not take into account how developments related to individual assets may increase or decrease the value of our portfolio.
Even when determining the estimated value of our shares by estimating an NAV per share, we will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.
The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.
Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares (c) whether the redemptions qualify as Special Redemptions a stockholder's death, qualifying disability or determination of incompetence and (d) whether we have reported an estimated NAV per share. Currently, the maximum price that may be paid under the program is $10.00 per share, which is the offering price of our shares of common stock in this offering (ignoring purchase price discounts for certain categories of purchasers). Although this value represents the most recent price at which most investors are willing to purchase shares in this offering, this value is likely to differ from the price at which a stockholder could resell his or her shares because of the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less and the repurchase is likely to be dilutive to our remaining stockholders. Moreover, until we announce an estimated NAV per share, shares received as a stock dividend will be deemed to have a purchase price equal to $10.00 even though we received no consideration for the shares. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.
We are dependent on the third-party manager of the hotels we acquire.
We currently own one hotel property in Myrtle Beach, South Carolina and may acquire a second hotel property in New Orleans, Louisiana. In order to qualify as a REIT, we are not able to operate any hotel properties or participate in the decisions affecting the daily operations of our hotels. We will lease any hotels we acquire to a taxable REIT subsidiary (“TRS”) in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.
We depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace our management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotel.

We may have to make significant capital expenditures to maintain any hotels we may acquire.
Hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which gives rise to the following risks:

•	cost overruns and delays;

•	renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;

•	the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and

•	the risk that the return on our investment in these capital improvements will not be what we expect.
If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to obtain financing or use proceeds from this offering to fund future capital improvements.
General economic conditions and discretionary consumer spending may affect the hotels we acquire and lower the return on your investment.
The operations of our hotels will depend upon a number of factors relating to discretionary consumer spending. Unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects as a result of terrorist attacks, military activity or natural disasters could reduce consumer spending in the markets in which we own hotels and adversely affect the operation of any hotels we may acquire. Consumer spending on luxury goods, travel and other leisure may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in expenditures on luxury goods, travel and other leisure activities. Certain of the classes of properties that we may acquire may be unable to maintain their profitability during periods of adverse economic conditions or low consumer confidence, which could in turn affect the ability of operators to make scheduled rent payments to us.
Seasonal revenue variations in any hotels we may acquire will require the operators of such assets to manage cash flow properly over time to meet their non-seasonal scheduled rent payments to us.
Certain of the hotels we may acquire may be seasonal in nature. For example, the typical beach season begins in early May and runs through August, during which time beach resorts generate the vast majority of their annual revenues. Revenues and profits at beach resorts and their related properties are substantially lower and historically result in losses during the winter months due to the weather. As a result of the seasonal nature of certain industries that may be conducted on properties we acquire, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us. The failure of an operator or a tenant to manage its cash flow properly may result in such operator or tenant having insufficient cash on hand to make its scheduled payments to us during seasonally slow periods, which may adversely affect our cash available for distribution to stockholders.
Adverse weather conditions may affect operations of the hotels we may acquire or reduce our operators’ ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.
Adverse weather conditions may influence revenues at the hotels we may acquire. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. For example, adverse weather could reduce the number of people that visit hotels we acquire. Certain properties may be susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Poor weather conditions could also disrupt operations at hotels we acquire and may adversely affect both the value of our investment in a hotel and the ability of our tenants and operators to make their scheduled rent payments to us.
We may not have control over properties under construction.
We may acquire hotels under development, as well as hotels that require extensive renovation. If we acquire a hotel for development or renovation, we may be subject to the risk that we cannot control construction costs and the timing of completion of construction or a developer’s ability to build in conformity with plans, specifications and timetables.

We are subject to the risk of increased hotel operating expenses.
We are subject to the risk of increased hotel operating expenses, including, but not limited to, the following cost elements:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	employee liabilities;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses;

•	the risk that the return on our investment in these capital improvements will not be what we expect.
Any increases in one or more of these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position.
We are subject to the risk of potentially significant tax penalties in case our leases with our TRS do not qualify for tax purposes as arm’s length.
Any TRSs we form will incur taxes or accrue tax benefits consistent with a “C” corporation. If the leases between us and any of our TRSs were deemed by the IRS to not reflect arm’s length transactions for tax purposes, we may be subject to severe tax penalties as the lessor that will increase our lodging operating expenses and adversely impact our profitability and cash flows.
There may be operational limitations associated with management and franchise agreements affecting any hotels we may acquire and these limitations may prevent us from using these properties to their best advantage for our stockholders.
Our TRSs will lease and hold some of the hotels we may acquire and may enter into franchise or license agreements with nationally recognized hotel brands. For example, our Myrtle Beach hotel is subject to a franchise agreement with Hilton. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of any hotels we may acquire in order to maintain uniformity within the franchiser system. We expect that franchisors will periodically inspect our properties to ensure that we maintain their standards. We do not know whether those limitations may restrict our business plans tailored to each property and to each market.
The standards are subject to change over time, in some cases at the direction of the franchisor, and may restrict our TRS’s ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. Conversely, as a condition to the maintenance of a franchise license, a franchisor could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. Action or inaction on our part or by our TRS could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or termination of a franchise license.
In connection with terminating or changing the franchise affiliation of a property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more lodging properties could materially and adversely affect our results of operations, financial condition and cash flows, including our ability to service debt and make distributions to our stockholders.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.
We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging products may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset losses due to fluctuations in interest rates is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.
Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the interest rate risk sought to be hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.
There can be no assurance that the direct or indirect effects of the Dodd-Frank Act and other applicable non-U.S. regulations will not have an adverse effect on our interest rate hedging activities.
Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) imposed additional regulations on derivatives markets and transactions. Such regulations and, to the extent we trade with counterparties organized in non-US jurisdictions, any applicable regulations in those jurisdictions, are still being implemented, and will affect our interest rate hedging activities. While the full impact of regulation on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, such regulation may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and/or may result in us entering into such transactions on less favorable terms than prior to implementation of such regulation. For example, subject to an exception under the Dodd-Frank Act for end-users of swaps upon which we may seek to rely, we may be required to clear certain interest rate hedging transactions by submitting them to a derivatives clearing organization. In addition, to the extent we are required to clear any such transactions, we will be required to, among other things, post margin in connection with such transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders’ return.

Estimated Use of Proceeds
The table set forth below supersedes and replaces the estimated use of proceeds table and related footnotes in the prospectus.

	90,000,000 Shares
	Primary Offering (50,000,000 shares) ($10.00/share)		Div. Reinv. Plan (40,000,000 shares) ($9.50/share)
	$	%	$	%
Gross Offering Proceeds	500,000,000	100.00	380,000,000	100.00
Less Offering Expenses:
Selling Commissions	32,500,000	6.50	0	0.00
Dealer Manager Fee	15,000,000	3.00	0	0.00
Additional Underwriting Compensation (1)	1,373,025	0.27	0	0.00
Issuer Organization and Offering Expenses (2)	6,695,775	1.34	500,440	0.13
Amount Available for Investment/Net Investment Amount	444,431,200	88.89	379,499,560	99.87
Acquisition and Origination Fees (3)	6,531,003	1.31	0	0.00
Acquisition and Origination Expenses (3)	2,596,820	0.52	0	0.00
Initial Working Capital Reserve (4)	2,500,000	0.50	0	0.00
Targeted Investment Capital (5)	432,803,377	86.56	379,499,560	99.87

	180,000,000 Shares
	Primary Offering (100,000,000 shares) ($10.00/share)		Div. Reinv. Plan (80,000,000 shares) ($9.50/share)
	$	%	$	%
Gross Offering Proceeds	1,000,000,000	100.00	760,000,000	100.00
Less Offering Expenses:
Selling Commissions	65,000,000	6.50	0	0.00
Dealer Manager Fee	30,000,000	3.00	0	0.00
Additional Underwriting Compensation (1)	2,349,800	0.24	0	0.00
Issuer Organization and Offering Expenses (2)	11,215,775	1.12	720,440	0.09
Amount Available for Investment/Net Investment Amount	891,434,425	89.14	759,279,560	99.91
Acquisition and Origination Fees (3)	13,136,962	1.31	0	0.00
Acquisition and Origination Expenses (3)	5,223,444	0.52	0	0.00
Initial Working Capital Reserve (4)	2,500,000	0.25	0	0.00
Targeted Investment Capital (5)	870,574,019	87.06	759,279,560	99.91

________________________
(1) Includes additional underwriting compensation expenses to be reimbursed by us, including the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars, travel, meal and lodging costs for registered persons associated with our dealer manager to attend retail seminars conducted by broker-dealers, legal fees of the dealer manager and promotional items. In addition to this additional underwriting compensation, at the end of the primary offering, to the extent that total underwriting compensation for the primary offering is less than 10% of the gross offering proceeds of our primary offering, our sponsors may fund a bonus pool program for certain dealer manager employees. Any such program would not be reimbursed by us or paid from offering proceeds. See “Plan of Distribution.”
(2) Includes all expenses (other than selling commissions, the dealer manager fee and additional items of underwriting compensation) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of the bona fide due diligence expenses of broker-dealers and amounts to reimburse KBS Capital Advisors for costs in connection with preparing supplemental sales materials. Through June 30, 2015, our advisor and its affiliates had incurred approximately $3.5 million in organization and offering expenses related to this public offering on our behalf. KBS Capital Advisors has agreed to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of aggregate gross offering proceeds. See “Plan of Distribution”.
(3) For all investments that we make, we will pay our advisor an acquisition and origination fee equal to 1.5% of the cost of investments acquired or originated by us, or the amount to be funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition.
We will incur customary acquisition and origination expenses in connection with the acquisition and/or origination (or attempted acquisition and/or origination) of our investments. We have assumed, for purposes of this table that customary acquisition and origination expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.6% of the targeted investment capital from this primary offering, excluding fees and expenses associated with such investments. Customary acquisition and origination expenses include legal fees and expenses (including fees of in-house counsel that are not employees or affiliates of the advisor), costs of due diligence, travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments.
This table excludes debt proceeds. To the extent we fund our investments with debt, as we expect, the targeted investment capital and the amount of acquisition and origination fees and expenses will be proportionately greater. If we raise the maximum offering amount and our debt financing and other liabilities are equal to our target leverage such that our total liabilities do not exceed 60% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that acquisition and origination fees would be $31,855,471 and acquisition and origination expenses would be $12,666,191.
The estimate of acquisition and origination fees is based on the current compensation structure under the advisory agreement. Compensation to be paid to KBS Capital Advisors may be increased subject to approval by our conflicts committee and the other limitations in our advisory agreement and our charter. Our charter limits our ability to make an investment if the total of all acquisition and origination fees and expenses relating to the investment exceeds 6% of the contract purchase price or 6% of the total funds advanced. This limit may only be exceeded if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us.
This table assumes that we will not use the net proceeds from the sale of shares under our dividend reinvestment plan to invest in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. To the extent we use the net proceeds from the dividend reinvestment plan to invest in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, our advisor or its subsidiary would earn the related acquisition and origination fees and we would incur additional acquisition and origination expenses.
(4) We may incur expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property. At the time we make an investment, we will establish estimates of the capital needs of such investment through the anticipated hold period of the investment. Depending on how much we raise in this offering, we expect to use between 0.25% and 1.0% of the gross proceeds from our primary offering for working capital reserves. We may also use debt proceeds, our cash flow from operations and proceeds from our dividend reinvestment plan to meet our needs for working capital and to build a moderate level of cash reserves.
(5) Until required in connection with investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Targeted investment capital from the primary offering may also include anticipated capital improvement expenditures and tenant leasing costs.
Departures and Appointments at Our Company and Our Affiliates
On May 8, 2015, David Snyder notified us of his decision to resign as our Chief Financial Officer and from all other officer positions with us, our advisor, its affiliates, and other KBS-sponsored companies. Mr. Snyder’s resignation was effective as of June 10, 2015.
On June 9, 2015, our board of directors appointed Jeffrey K. Waldvogel, 38, to serve as our Chief Financial Officer, Secretary and Treasurer, effective as of June 11, 2015. As our Chief Financial Officer Mr. Waldvogel will serve on the investment committees formed by our advisor to evaluate and recommend new investment opportunities for us.
As of June 11, 2015, Mr. Waldvogel is also Chief Financial Officer of our advisor. As of June 11, 2015, he is also: Chief Financial Officer and Assistant Secretary of KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc. and KBS Growth & Income REIT, Inc.; and Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc., each of which is a KBS-sponsored non-traded REIT.
Mr. Waldvogel has been employed by an affiliate of our advisor since November 2010. With respect to the KBS-sponsored non-traded REITs advised by our advisor, he served as the Director of Finance and Reporting from July 2012 to June 2015 and as the VP Controller Technical Accounting from November 2010 to July 2012. In these roles Mr. Waldvogel was responsible for overseeing internal and external financial reporting, valuation analysis, financial analysis, REIT compliance, debt compliance and reporting, and technical accounting.
Mr. Waldvogel was a Senior Manager at Ernst & Young LLP, where he worked from October 2002 to October 2010. In April 2002, Mr. Waldvogel received a Master of Accountancy Degree and Bachelor of Science from Brigham Young University in Provo, Utah. Mr. Waldvogel is a Certified Public Accountant (California).
Mike Crimmins notified KBS Capital Markets Group, our dealer manager, of his decision to resign as Managing Director and Chief Executive Officer of KBS Capital Markets Group effective as of May 8, 2015.

Michael J. Manning was appointed Chief Executive Officer of KBS Capital Markets Group effective May 8, 2015. As Chief Executive Officer, Mr. Manning is responsible for overall firm strategy of KBS Capital Markets Group and provides strategic and tactical guidance to the organization, with particular focus on product development, distribution, sales management, business planning and oversight of the firm's wholesaling operations and activities.
Mr. Manning joined KBS Capital Markets Group in January 2006 as one of its original wholesalers and was promoted to national sales manager in June 2009. In January 2015, Mr. Manning was appointed President of KBS Capital Markets Group. Mr. Manning has more than 28 years of experience in the financial services industry, with a diverse background in retail sales and operations, wholesaling and team building. His experience comes from previous leadership roles with MFS/Sun Life, MassMutual, Metlife and Northwestern Mutual Life. Mr. Manning graduated from the University of Colorado, Boulder and holds a Chartered Life Underwriter designation from the American College in Bryn Mawr, Pennsylvania.
STAM Key Personnel
The key personnel at STAM who provide management services to our advisor have changed. Etienne Marcot and Olivier Lance are no longer employed by STAM. As such, Etienne Marcot is no longer on our advisor’s European investment committee. In addition, Edward Bates has joined STAM as Managing Director. Bruno Cosse continues to serve as Chief Financial Officer and Antoine de Broglie continues to serve as chairman of the management board. Information about their background and experience is included in our prospectus. Mr. Bates’ experience is as follows.
Prior to joining STAM, Mr. Bates was a Senior Principal and Co-Head of Real Estate at Doughty Hanson & Co. where he was a member of the Investment Committee for both Fund I and II and was involved in fundraising, acquisitions, asset management and dispositions across Europe. He has in-depth experience in the European real estate markets, including residential, office, retail, industrial, logistics and hotel. He has been involved in developing and investing in more than 40 transactions totaling approximately €3 billion. Prior to Doughty Hanson, Mr. Bates spent almost 10 years at Orion Capital Managers and served as an Investment Director. Mr. Bates has 20 years of real estate investment experience in Europe and the USA. He is a member of the Urban Land Institute and a United Kingdom Financial Services Authority approved person.
Amended and Restated Advisory Agreement
On August 12, 2015, we amended and restated our advisory agreement with our advisor to renew the term of the agreement for an additional one-year period and to effect certain changes to the prior agreement as follows.
The amended and restated advisory agreement revises certain provisions related to the subordinated participation in net cash flows, the subordinated incentive listing fee, and subordinated performance fee due upon termination payable to our advisor under certain circumstances. First, instead of using the defined term “net invested capital” the agreement uses the defined term “gross investment amount.” Any references to net invested capital in our prospectus should be considered references to gross investment amount. In addition, the amended and restated advisory agreement revises how the threshold for determining whether the advisor has earned these fees is calculated. Under the amended and restated advisory agreement, the gross investment amount upon which a stockholders 7.0% return is calculated will be reduced by all distributions of cash from sales, settlements and financings. In addition, gross investment amount will be reduced by all share repurchases by us, including repurchases pursuant to an issuer self-tender offer. In addition, the amended and restated advisory agreement corrects the calculation for the incentive fee due to the advisor upon termination and provides that it will not be reduced by any prior payments of an incentive fee to the advisor, as any prior incentive fee payments would have already been considered in the calculation of the fee to the advisor. Finally, the amended and restated advisory agreement specifically provides for the payment of an incentive fee upon a merger as a liquidity event. These changes to the subordinated participation in net cash flows and subordinated incentive listing fee are reflected in the table that follows. Except as described in this supplement, in all other material respects, the terms of the amended and restated advisory agreement are consistent with those of the prior advisory agreement.

Management Compensation
As a result of the changes to the advisory agreement discussed above, the descriptions of the subordinated participation in net cash flows and the subordinated incentive listing fee (referred to as a subordinated incentive fee below) included in the management compensation table in the prospectus, and elsewhere as appropriate, are superseded and replaced with the following:

Subordinated Participation in Net Cash Flows - KBS Capital Advisors(4)(7)
After our common stockholders have received, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us multiplied by the weighted average issue price of the shares sold in the primary offering, and (ii) a 7.0% per year cumulative, noncompounded return on such gross investment amount, KBS Capital Advisors is entitled to receive 15% of our net cash flows, whether from continuing operations, net sales proceeds, net financing proceeds, or otherwise. Net sales proceeds means the net cash proceeds realized by us after deduction of all expenses incurred (i) in connection with a disposition of our assets, or (ii) from the prepayment, maturity, workout or other settlement of any loan or other investment. Net financing proceeds means the net cash proceeds realized from the financing of our assets or refinancing of our debt. The 7.0% per year cumulative, noncompounded return on gross investment amount is calculated on a daily basis. In making this calculation, gross investment amount is determined for each day during the period for which the 7.0% per year cumulative, noncompounded return is being calculated, including a daily adjustment to reflect shares repurchased by us, and gross investment amount is reduced by the following: (i) distributions from net sales proceeds, (ii) distributions from net financing proceeds, and (iii) distributions paid from operating cash flow in excess of a cumulative, noncompounded, annual return of 7.0%. Gross investment amount is only reduced as described above; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes. The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for KBS Capital Advisors to participate in our net cash flows. In fact, if KBS Capital Advisors is entitled to participate in our net cash flows, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return. This fee is payable only while we are not listed on an exchange.
Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Subordinated Incentive Fee - KBS Capital Advisors (4)(7)(9)
Upon a merger or listing of our common stock on a national securities exchange, we will pay our advisor an incentive fee. Upon a listing this fee will equal 15% of the amount by which (i) the market value of our outstanding stock plus the total of all distributions paid by us to stockholders from inception until the date market value is determined (including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the date the market value is determined.
Upon a merger this fee will equal 15% of the amount by which (i) the merger consideration amount plus the total of all distributions paid or declared by us to stockholders from inception until the closing of the merger (including distributions that may constitute a return of capital for federal income tax purposes and excluding any stock dividend) exceeds (ii) the sum of our stockholders’ gross investment amount, which is the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by the total number of shares repurchased by us multiplied by the weighted average issue price of the shares sold in the primary offering, and the amount necessary to generate a 7.0% per year cumulative, noncompounded return on our stockholders’ gross investment amount from our inception through the closing of the merger.
The 7.0% per year cumulative, noncompounded return on gross investment amount is calculated on a daily basis. In making this calculation, gross investment amount is determined for each day during the period for which the 7.0% per year cumulative, noncompounded return is being calculated, including a daily adjustment to reflect shares repurchased by us, and gross investment amount is reduced by the following: (i) distributions from net sales proceeds, (ii) distributions from net financing proceeds, and (iii) distributions paid from operating cash flow in excess of a cumulative, noncompounded, annual return of 7.0%. Gross investment amount is only reduced as described above; it is not reduced simply because a distribution constitutes a return of capital for federal income tax purposes.
The 7.0% per year cumulative, noncompounded return is not based on the return provided to any individual stockholder. Accordingly, it is not necessary for each of our stockholders to have received any minimum return in order for KBS Capital Advisors to receive the subordinated incentive fee. In fact, if KBS Capital Advisors is entitled to receive the subordinated incentive fee, the returns of our stockholders will differ, and some may be less than a 7.0% per year cumulative, noncompounded return.
Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Investment Objectives and Criteria
The following information supplements the information appearing in the prospectus.
Hospitality Properties
We may also acquire hospitality properties that meet our opportunistic investment strategy. Such investments may include limited-service, extended-stay and full-service lodging facilities as well as all-inclusive resorts. We may acquire existing hospitality properties or properties under construction and development. We expect to acquire hospitality properties with high growth potential achievable through various strategies, such as brand repositioning, market-based recovery or improved management practices. If we acquire hotel properties, we will lease the hotel to a TRS in which we may own a 100% ownership interest. Our TRS will engage a third party in the business of operating hotels to manage the property.
Potential European Investments
We expect that a portion of our investments in Europe will be in the form of a loan to STAM, the proceeds of which STAM will use to fund a general partner interest in a STAM-sponsored institutional real estate fund with an unrelated third party joint venture partner. The real estate fund will invest in European real estate which STAM will manage on behalf of the joint venture. As part of the terms of these investments with STAM, we expect to receive a portion of the fees STAM receives from the fund.
Annual Valuation
The following disclosure updates and supersedes, as appropriate, the discussions in our prospectus regarding our timing, policies and procedures for providing a per share estimated net asset value of our shares.
To assist the FINRA members and their associated persons that participate in this offering in meeting their customer account statement reporting obligations pursuant to FINRA and NASD Conduct Rules, we will disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our advisor will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. We intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares until no later than April 2016.
No later than April 11, 2016, how we report our estimated per share value will change. Initially we will report the net investment amount of our share as our estimated value, which net investment amount will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. This estimated per share value will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules. No later than 150 days after the second anniversary of the date on which we broke escrow in our initial public offering, we will provide an estimated NAV per share. Our estimated NAV per share will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will comply with the IPA Valuation Guidelines.
In connection with determining an estimated NAV per share, we will obtain independent third-party appraisals for our real estate investments and certain real-estate related investments as appropriate. With respect to our cash, real estate loans receivable, other assets, mortgage debt and other liabilities, we will obtain valuations from our advisor as we expect these will equal GAAP fair value as reported in our publicly filed financial statements. These valuations will be reviewed by the independent third-party engaged to assist in the determination of our estimated NAV per share. We will value our other assets in a manner we deem most suitable under the circumstances consistent with the IPA Valuation Guidelines. Once we announce an estimated NAV per share we generally expect to update the estimated NAV per share in December of each year.
Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary offering, this reported value would likely differ from the price at which a stockholder could resell his or her shares because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

Amendment of Dividend Reinvestment Plan
On May 12, 2015, our board of directors adopted a second amended and restated dividend reinvestment plan to remove from the plan the discussion related to our expected timing for the establishment of an estimated value per share of our common stock and the concept of establishing an estimated value per share of our common stock for a purpose other than to set the price to acquire a share in a primary public offering. These changes conform our dividend reinvestment plan to changes we have adopted to our expected timing for establishing an estimated value per share of our common stock to comply with regulatory requirements. The second amended and restricted dividend reinvestment plan became effective May 24, 2015.
Amendment of Share Redemption Program
On May 12, 2015, our board of directors adopted a second amended and restated share redemption program to conform our share redemption program to changes we have adopted to our expected timing for establishing an estimated value per share of our common stock to comply with regulatory requirements in the same manner as the second amended and restated dividend reinvestment plan discussed above. Additionally, the second amended and restated share redemption program clarifies the redemption terms available to shares received as stock distributions. Under the second amended and restated share redemption program, shares received as stock distributions will be deemed to have a purchase price of $10 per share for purposes of determining the price at which such shares are to be redeemed. Shares received as stock distributions will also be deemed to have been acquired on the same date as the initial share to which the stock distribution shares relate. Finally, there is no holding period requirement for shares received as stock distributions if all of a stockholder’s shares are to be redeemed.
The second amended and restated share redemption program also provides up to $500,000 in additional funds to redeem a qualifying stockholder’s shares if the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.” For purposes of determining the amount of funds available for redemption under the second amended and restated share redemption program, redemptions for a stockholder’s death, qualifying disability or determination of incompetence are to be made first from this $500,000. The second amended and restated share redemption program became effective June 13, 2015; however, the $500,000 of additional funds was available for redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence beginning on May 29, 2015.
Distributions
The following disclosure supersedes and replaces the information in the prospectus regarding our payment of distributions.
We will declare cash or stock distributions when our board of directors determines we have sufficient cash flow from operations, appreciation in our investments relative to aggregate acquisition cost, investment activities and/or strategic financings. This policy reflects our focus on acquiring an investment portfolio with a total return profile that is composed of a combination of assets that have potential for long-term appreciation and/or stabilized cash flow from operations upon lease-up or other enhancement.
Our board of directors may declare stock distributions on a set monthly or quarterly basis or from time to time. For instance, if our board of directors believes assets in our portfolio have appreciated in value after acquisition or after we have taken control of the assets our board of directors may declare stock distributions to reflect this increase in portfolio value. In addition, our board of directors may also declare stock distributions when it determines we have significant cash flow from operations. We expect that any regular stock distribution paid on a monthly or quarterly basis would be declared based on periodic record dates as opposed to daily record dates as with our cash distributions. Unless our assets appreciate in an amount sufficient to offset the dilutive effect of any stock distributions, the return per share for later investors purchasing our stock will be below the return per share of earlier investors. Especially during the early stages of our operations, our board of directors may determine a stock distribution in lieu of a cash distribution is in our best interest because it will allow us to focus on our investment strategy of investing in opportunistic real estate investments that may generate little or no initial cash flow but have the potential for appreciation. With respect to any non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property’s management, ownership and future. We also may have more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.

To the extent we declare cash distributions early in our operating stage, we expect that we will fund them from interest income on our debt investments, rental and other income on our real property investments and to the extent we acquire investments with short maturities or investments that are close to maturity, we may fund distributions with the proceeds received at the maturity, payoff or settlement of those investments. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Upon completion of our offering stage, we expect to fund cash distributions from interest and rental and other income on investments, the maturity, payoff or settlement of investments and from strategic sales of loans, debt securities, properties and other assets as well as the strategic use of debt financing as described above.
We do not expect to make significant asset sales (and concomitant cash distributions) during our offering stage because, as a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales monthly, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Because we intend to fund distributions from cash flow and strategic financings and we expect to make investments that are attractive because of their appreciation potential and potential for stabilized cash flows upon lease-up or other enhancements rather than because of their current yield, we do not expect our board of directors to declare initial cash distributions on a set monthly or quarterly basis but rather will focus on stock distributions. We expect our board of directors will declare cash distributions from time to time based on cash flow from our investments and our investment and financing activities.
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.
Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from our initial public offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.
We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.
Stock Dividends Declared
On March 24, 2015, our board of directors authorized a stock dividend of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock issuable to all of our common stockholders of record as of the close of business on March 25, 2015. We issued this stock dividend on March 27, 2015.
On April 7, 2015, our board of directors authorized a stock dividend of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock issuable to all of our common stockholders of record as of the close of business on June 24, 2015. We issued this stock dividend on June 29, 2015.
On August 6, 2015, our board of directors authorized a stock dividend of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock issuable to all of our common stockholders of record as of the close of business on September 22, 2015. We issued this stock dividend on September 29, 2015.

Volume Discount Purchases
For purposes of qualifying for a volume discount as the result of multiple purchases of shares, only an individual or entity with the same social security number or taxpayer identification number, as applicable may combine their purchases as a “single purchaser”; provided, that, purchases by an individual investor and his or her spouse living in the same household may also be combined as a “single purchaser” for purposes of determining the applicable volume discount.
Selected Financial Data
The following selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein for the six months ended June 30, 2015 and contained in our Annual Report on Form 10-K for the year ended December 31, 2014 incorporated by reference into the prospectus:

	June 30, 2015	December 31, 2014	December 31, 2013
Balance sheet data
Total real estate and real estate-related investments, net	$43,424,650	$43,374,102	$—
Total assets	75,046,353	58,531,446	723,976
Total note payable	26,000,000	26,000,000	—
Total liabilities	30,659,003	27,873,613	641,815
Total equity	43,887,350	30,657,833	82,161

	For the Six Months Ended
	June 30, 2015	June 30, 2014	For the Year Ended December 31, 2014	For the Period from July 3, 2013 to December 31, 2013
Operating data
Total revenues	$7,088,839	$—	$184,236	$—
Net loss attributable to common stockholders	(411,252)	(323,331)	(2,456,194)	(71,368)
Net loss per common share - basic and diluted	(0.09)	(0.74)	(1.27)	(1.43)
Other data
Cash flows provided by (used in) operating activities	1,633,028	(17)	(1,660,690)	(518)
Cash flows used in investing activities	(405,392)	—	(43,635,143)	—
Cash flows provided by financing activities	15,362,080	10,302,959	57,839,900	513,130
Weighted-average number of common shares outstanding, basic and diluted	4,706,493	439,316	1,939,384	49,978

Fees Earned by and Expenses Reimbursable to Our Advisor and the Dealer Manager
Summarized below are the fees earned by and expenses reimbursable to our advisor and our dealer manager for the six months ended June 30, 2015 and the year ended December 31, 2014, and any related amounts payable as of June 30, 2015 and December 31, 2014:

	Incurred		Payable as of
	Six Months Ended June 30, 2015	Year Ended December 31, 2014	June 30, 2015	December 31, 2014
Form of Compensation
Organization and Offering Stage
Selling commissions	$718,085	$1,159,390	$—	$—
Dealer manager fees	483,096	739,431	—	—
Reimbursable other offering costs	1,287,982	397,233	1,276,887	—
Acquisition and Development Stage
Acquisition and origination fees	—	607,203	—	554,666
Operational Stage
Asset management fees	168,003	12,585	—	1,855
Reimbursable operating expenses (1)	100,675	507,155	35,722	142,820
Operational and Liquidation/Listing Stage
Disposition fee	—	—	—	—
Subordinated participation in net cash flows	—	—	—	—
Subordinated incentive fee	—	—	—	—
	$2,757,841	$3,422,997	$1,312,609	$699,341
_____________________
(1) Reimbursable operating expenses primarily related to insurance expense, transfer agent costs, legal fees and dead deal costs.  Our advisor will reimburse us at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless our conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended June 30, 2015 exceeded this limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
We will reimburse the expenses incurred by our advisor or its affiliates in connection with their provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs, utilities and IT costs.  Our advisor may seek reimbursement for employee costs under the advisory agreement.  We expect to reimburse our advisor for its allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us; however, our advisor may seek reimbursement for additional employee costs.  We will not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor or its affiliates receive acquisition and origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers.

Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, dealer manager or their affiliates on our behalf or may be paid directly by us. These offering costs include all expenses incurred by us in connection with the now-terminated private offering and this offering. Organization costs include all expenses incurred by us in connection with the formation of us, including but not limited to legal fees and other costs to incorporate us.
During the private offering, there was no limit on the amount of organization and offering expenses we could incur. As of June 30, 2015, we had recorded $1,020,623 of offering costs (other than selling commissions and dealer manager fees) related to the private offering, of which $956,834 were paid by our advisor or its affiliates on our behalf.
During this offering, pursuant to the advisory agreement and dealer manager agreement, we are obligated to reimburse our advisor, dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf, provided that no reimbursements made by us to our advisor or our dealer manager may cause total organization and offering expenses incurred by us (including selling commissions, dealer manager fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this primary offering and the offering under our distribution reinvestment plan as of the date of reimbursement. In addition, our advisor is obligated to reimburse us at the termination of this offering to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by us in this offering exceed 15% of gross offering proceeds in this offering. Through June 30, 2015, our advisor and its affiliates had incurred organization and offering costs on our behalf in connection with this offering of approximately $3.5 million. As of June 30, 2015, we have paid or accrued $1.2 million in selling commissions and dealer manager fees and $1.3 million of other organization and offering expenses, which amounts represent our maximum liability for organization and offering costs as of June 30, 2015.

Insurance
On January 6, 2014, we, together with KBS Real Estate Investment Trust, Inc., KBS Real Estate Investment Trust II, Inc., KBS Real Estate Investment Trust III, Inc., KBS Strategic Opportunity REIT, Inc. and KBS Legacy Partners Apartment REIT, Inc., our dealer manager, our advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of such insurance coverage are shared. The cost of these lower tiers is allocated by our advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. Our advisor’s and our dealer manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT, Inc. was added to the insurance program.
Share Redemption Program
Our share redemption program contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year, provided that we may increase or decrease the funding available for the redemption of shares upon 10 business days’ notice. This restriction may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect our initial distributions will be in the form of stock distributions.
During the six months ended June 30, 2015, we did not redeem any shares pursuant to our share redemption program.
Net Tangible Book Value Per Share
In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00. As of December 31, 2014, our net tangible book value per share was $7.87. The offering price of shares under this primary offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
The factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the financing of our real estate investment portfolio and operations. We are also exposed to the effects of changes in interest rates as a result of the origination of a mortgage loan. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We may manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

As of June 30, 2015, we owned one fixed-rate real estate loan receivable. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate real estate loan receivable unless such instrument matures or is otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instrument. At June 30, 2015, the fair value and carrying value of our fixed rate real estate loan receivable was $3.3 million and $3.3 million, respectively. The fair value estimate of our real estate loan receivable is estimated using an internal valuation model that considers the expected cash flows for the loan, underlying collateral value and the estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instrument, would have a significant impact on our operations.
Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but would not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. As of June 30, 2015, we were exposed to market risks related to fluctuations in interest rates on $26.0 million of variable rate debt outstanding. Based on interest rates as of June 30, 2015, if interest rates were 100 basis points higher during the 12 months ending June 30, 2016, interest expense on our variable rate debt would increase by $0.3 million. As of June 30, 2015, one-month LIBOR was 0.18650% and if the LIBOR index was reduced to 0% during the 12 months ending June 30, 2016, interest expense on our variable rate debt would decrease by $48,490.
For a discussion of the interest rate risks related to the current capital and credit markets, see “Risk Factors” herein, in the prospectus and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Outlook” herein.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of KBS Strategic Opportunity REIT II, Inc. and the notes thereto, included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance  sheets as of December 31, 2014 and December 31, 2013, the related consolidated statements of operations, equity and cash flows for the year ended December 31, 2014 and for the period from July 3, 2013 to December 31, 2013, the related notes thereto and the accompanying financial statement schedule, all included in our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into the prospectus.
This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” in the prospectus and in this supplement.
Overview
We were formed on February 6, 2013 as a Maryland corporation and intend to elect tax treatment as a REIT beginning with the taxable year ending December 31, 2014. From July 3, 2013 to August 11, 2014, we conducted a private placement offering exempt from registration under the Securities Act.
On November 14, 2013, we filed a registration statement on Form S-11 with the SEC to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014. KBS Capital Markets Group LLC, an affiliate of our advisor, serves as the dealer manager of this offering pursuant to a dealer manager agreement. Previously the dealer manager served as dealer manager for the private offering. The dealer manager is responsible for marketing our shares.
We intend to use substantially all of the net proceeds from our private and public offerings to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments may include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. We may also invest in entities that make similar investments. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition. As of June 30, 2015, we owned one hotel property and had originated a first mortgage loan.

As of June 30, 2015, we had sold 1,700,654 shares of common stock for gross offering proceeds of $16.6 million in this offering. We sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on April 2, 2014 and July 31, 2014, we issued 120,106 shares and 132,116 of common stock for $1.0 million and $1.1 million, respectively, in separate private transactions exempt from the registration requirements of the Securities Act.
We have no employees and KBS Capital Advisors has served as our advisor since commencement of the private offering. As our advisor, KBS Capital Advisors manages our day-to-day operations and manages our portfolio of real estate properties and real estate-related investments. KBS Capital Advisors will make recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.
We have formed a strategic relationship with STAM Europe (“STAM”), a commercial real estate investment and asset management firm headquartered in Paris, France to support us and our advisor in connection with our investments in Europe. Our advisor has entered a sub-advisory agreement with STAM, pursuant to which STAM will provide real estate acquisition and portfolio management services to our advisor in connection with our investments in Europe. For investments in Europe we make directly and our ownership interest is 100%, our advisor will compensate STAM for its services in sourcing and managing these investments from the fees its earns from us under the advisory agreement with us and we will pay STAM no additional compensation. We, along with our advisor, expect to enter a letter agreement with STAM that sets forth general compensation terms with respect to investments we make through STAM, other than through our direct investment in value-added real estate and distressed debt in Europe (which are governed by the sub-advisory agreement between STAM and our advisor). We can give no assurances as to the number, if any, of investments we may make in Europe.
We intend to make an election to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 2014. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2014, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.
Market Outlook - Real Estate and Real Estate Finance Markets
The following discussion is based on management’s beliefs, observations and expectations with respect to the real estate and real estate finance markets.
The global capital markets remain volatile as the world’s economic growth has been affected by geopolitical and economic events in Europe, the Middle East and Asia throughout the summer of 2015, such as the Greek sovereign debt crisis and the fall of the Chinese stock markets. The rise of the Islamic State and the struggle between the Ukrainian government and pro-Russian rebels have kept the U.S. and its allies engaged in international military conflicts. The slowdown in global economic growth, and in particular the slowing of the Chinese economy, has had a ripple effect through the energy and commodity markets. Decreasing demand for commodities and in particular oil, has led to a steep price decline in most commodity market prices which has, in turn, threatened the economies of commodity dependent nations. In the United States, the Federal Reserve has taken a more aggressive position and has indicated its desire to increase interest rates in 2015. In this type of economic environment the level of uncertainty and volatility has increased. While the U.S. economy has rebounded from the recent recession, the remainder of the world’s industrialized and emerging economies have struggled to maintain even low levels of economic growth.
Central bank interventions and the use of monetary policy to combat the lingering effects of the recent recession continue to dominate the performance of the global economy. In 2012, Japan embarked on a massive quantitative easing (“QE”) program designed to kickstart its economy. To date, the program has led to lower Japanese interest rates, a run up in the Japanese stock markets and a devaluation of the yen. In Europe, the European Central Bank (ECB) announced its own QE program in January 2015. The long awaited announcement has led to lower European interest rates and a weakening of the Euro against other currencies. In China, the central government has struggled to control its shadow banking system. Recent crackdowns on corruption and the intervention of the government into the country's falling stock market have increased the level of investor uncertainty.

The Federal Reserve has maintained an accommodative monetary policy since the beginning of the 2008 financial crisis. Through a variety of monetary tools and programs, the Federal Reserve injected trillions of U.S. dollars into the global financial markets. The U.S. QE program focused on the purchase of U.S. treasury bonds and mortgage backed securities. In October 2014, the Federal Reserve concluded the most recent phase of QE. The end of this program shifted investor focus to the timing of an eventual interest rate increase by the Federal Reserve. While it is unclear whether such an increase will happen in 2015 or 2016, it now appears likely that an increase is in the Federal Reserve's plans.
In the United States, recent economic data has shown a slowing economy. The labor force participation rate continues to be low and personal income growth has remained stagnant. However, slow and steady growth in the labor markets has driven unemployment down to 5.3% as of June 2015. Consumer spending in the United States has increased, and is being driven by lower debt service burdens, record high stock market valuations, rebounding home prices and a dramatic decrease in the cost of gasoline. Consumer confidence levels are starting to reach levels last seen in the 1990s. U.S. gross domestic product (“U.S. GDP”) has continued to grow at a moderate annualized rate. On an annual basis, U.S. GDP growth in 2014 was 2.4%, which was an improvement over 2013’s growth rate of 1.5%. In the second half of 2014, the U.S. dollar began to appreciate against the currencies of other nations. However, the effects of a strong dollar and weak international economic growth began to materialize in the form of reduced corporate earnings in the fourth quarter of 2014. This trend continued in the first quarter of 2015, where U.S. GDP increased at an annual rate of 0.6%.
The U.S. dollar has remained a safe haven currency and the U.S. commercial real estate market has benefited from an inflow of foreign capital. Initially, gateway markets such as New York City and San Francisco benefited from a high demand for commercial properties. In 2014, the commercial real estate market recovery spread to secondary and tertiary markets, and most asset classes. The U.S. commercial real estate market has gained favor as an alternative investment class and capital flows continue to improve. In 2015, commercial property values have continued to rise and the U.S. commercial real estate market is currently on pace to set a record in transaction volume. However, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
As the dollar strengthens, the flow of capital into the United States could be curtailed. International demand for U.S. assets has been driven, in part, by the perception that U.S. real assets and the U.S. dollar are safe havens from some market risks. A decrease in flow of capital into the United States could lead to a decrease in the demand for U.S. commercial real estate assets, and result in a decline in commercial real estate values.
After several years of improving market conditions, the recovery in the U.S. residential real estate market has slowed. The initial recovery was driven by low interest rates, pent-up demand from the consumer sector and institutional investors in the form of buy-to-rent portfolios. In 2015, investor demand for homes has slowed and the housing market appears to be heading into a consolidation phase as several institutional investors seek an exit to repay investors. All cash purchases of homes, an indicator of institutional investor activity, has dropped dramatically. New home construction numbers have been driven largely by the construction of multifamily projects.
Overall, despite indications of recovery in the United States, uncertainties abound. China’s export-based economy has slowed and the Japanese government continues to experiment with QE. The EU is faced with the economic collapse of Greece, another recession and military conflict in the Ukraine. In the United States, the Federal Reserve completed the latest phase of QE in 2014 and is now faced with the impact of a strong dollar and the anticipation of increasing interest rates. In the short-term, we anticipate that market conditions will continue to remain strong and volatile. When combined with a challenging global macro-economic environment, these conditions may interfere with the implementation of our business strategy and/or force us to modify it.
Liquidity and Capital Resources
We are dependent upon the net proceeds from our private offering and this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of our offerings, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2015, we had sold 1,700,654 shares of common stock for gross offering proceeds of $16.6 million in this offering. We sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million.
On January 7, 2015, we broke escrow in this offering. If we are unable to raise substantially more funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our hotel property generates cash flow in the form of room, food, beverage and convention services, campground and other revenues, which are reduced by hotel expenses, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our hotel property is primarily dependent upon the occupancy level of our hotel, the average daily rate and how well we manage our expenditures. As of June 30, 2015, $12.0 million was available under the Springmaid Beach Resort Mortgage Loan for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
The Springmaid Beach Resort Mortgage Loan requires us to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator. In addition, until certain renovations are complete the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy our REIT requirements.
Our real estate-related investment generates cash flow in the form of interest income, which is reduced by the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our real estate-related investment is primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of June 30, 2015, the borrower under our real estate loan receivable was current on all contractual debt service payments to us.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our advisor for reimbursement of certain commercially reasonable organization and offering expenses. In connection with this offering, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us in connection with our initial public offering exceed 15% of our gross offering proceeds from this offering. As of June 30, 2015, our advisor has incurred organization and offering expenses on our behalf related to this offering of approximately $3.5 million. As of June 30, 2015, we have paid or accrued $1.2 million in selling commissions and dealer manager fees and $1.3 million of other organization and offering expenses, which amounts represent our maximum liability for organization and offering costs as of June 30, 2015 based on gross offering proceeds raised in this offering as of June 30, 2015. There was no limit on the organization and offering expenses we could incur in connection with our private offering. As of June 30, 2015, our advisor had incurred offering expenses on our behalf related to our private offering of $956,834, all of which have been reimbursed from proceeds from our now terminated private offering. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
Among the fees payable to our advisor is an asset management fee. We will pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments will be calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property will be calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.
We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2014. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended June 30, 2015 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.
Cash Flows from Operating Activities
We commenced operations on September 4, 2014 in connection with our first investment. As of June 30, 2015, we owned one hotel property and one first mortgage loan. During the six months ended June 30, 2015, net cash provided by operating activities was $1,633,028. We expect that our cash flows from operating activities will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $405,392 for the six months ended June 30, 2015 and consisted of the following:

•	$366,096 of improvements to real estate; and

•	$39,296 of restricted cash for capital expenditures.
Cash Flows from Financing Activities
Net cash provided by financing activities was $15,362,080 for the six months ended June 30, 2015 and consisted of the following:

•	$15,382,143 of net cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering costs of $1,212,276;

•	$14,063 of payments of deferred financing costs; and

•	$6,000 distribution to noncontrolling interest.
In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of this offering, we expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of June 30, 2015, our borrowings and other liabilities were approximately 41% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of June 30, 2015:

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2015	2016-2017	2018-2019	Thereafter
Outstanding debt obligations (1)	$26,000,000	$—	$26,000,000	$—	$—
Interest payments on outstanding debt obligations (2)	2,070,734	417,322	1,653,412	—	—
_____________________
(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at June 30, 2015. We incurred interest expense of $415,170, excluding amortization of deferred financing costs of $109,787 and unrealized loss on interest rate cap of $54,267 for the six months ended June 30, 2015.

Results of Operations
Our results of operations as of June 30, 2015 are not indicative of those expected in future periods as we commenced operations on September 4, 2014 in connection with our first investment and expect to continue making investments. As of June 30, 2015, we had originated one first mortgage loan and acquired one hotel property, which we funded with proceeds from our private offering and debt financing. In general, we expect that our revenue and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments. During the six months ended June 30, 2014, we had been formed but had not yet commenced any significant operations. As a result, we had no material results of operations for that period.
Hotel revenues were $5,191,622 and $6,896,144 for the three and six months ended June 30, 2015, respectively. Interest income from our real estate loan receivable were $97,095 and $192,695 for the three and six months ended June 30, 2015, respectively.
For the three months ended June 30, 2015, total recurring expenses directly related to our real estate and real estate loan receivable were $3,727,071 consisting of $3,178,666 of hotel expenses, $85,002 of asset management fees to affiliate, $183,553 of depreciation and amortization expense and $279,850 of interest expense. For the six months ended June 30, 2015, total recurring expenses directly related to our real estate and real estate loan receivable were $6,528,528 consisting of $5,416,433 of hotel expenses, $168,003 of asset management fees to affiliate, $364,868 of depreciation and amortization expense and $579,224 of interest expense.
General and administrative expenses for the three and six months ended June 30, 2015 totaled $591,007 and $943,770 respectively. These general and administrative costs consisted primarily of transfer agent fees, insurance premiums, accounting fees, legal fees, and board of director fees. We expect general and administrative costs to increase in the future as a result of anticipated future acquisitions of real estate and real estate-related investments.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf or may be paid directly by us. These offering costs include all expenses incurred by us in connection with our offerings. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate.
During our private offering, there was no limit on the amount of organization and offering costs we could incur. As of June 30, 2015, we had recorded $1,020,623 of offering costs (other than selling commissions and dealer manager fees) related to our private offering, of which $956,834 were paid by our advisor or its affiliates on our behalf.
During this offering, pursuant to the advisory agreement and dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of us, provided that our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by us in this offering exceed 15% of gross offering proceeds in this offering. Through June 30, 2015, our advisor and its affiliates had incurred organization and offering costs on our behalf in connection with this offering of approximately $3.5 million. We will be liable to reimburse our advisor for such costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of this offering.
As of June 30, 2015, we had paid or accrued $1.2 million in selling commissions and dealer manager fees and $1.3 million of other organization and offering expenses, which amounts represent our maximum liability for organization and offering costs as of June 30, 2015.
Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC and incorporated by reference in this prospectus. There have been no significant changes to our policies during 2015.

Experts
The consolidated financial statements and financial statement schedule of KBS Strategic Opportunity REIT II, Inc. appearing in its Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The carve-out financial statements of Springmaid Beach Resort and Conference Center for the nine-months ended September 30, 2014 and the year ended December 31, 2013, incorporated by reference in this prospectus from KBS Strategic Opportunity REIT II, Inc.’s Current Report on Form 8-K/A, filed with the SEC on March 17, 2015 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Incorporation of Certain Information by Reference
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the Securities and Exchange Commission (“SEC”). The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at the website maintained for us, other KBS-sponsored programs and our advisor and its affiliates at www.kbsreits.com (URL for documents: https://kbs-cmg.com/offerings/kbs-strategic-opportunity-reit-ii/investor-information/). There is additional information about us and our affiliates at our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-192331), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 26, 2015;

•	Current Report on Form 8-K/A filed with the SEC on March 17, 2015; and

•	Current Report on Form 8-K filed with the SEC on January 5, 2015.
We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (or incorporated into the documents that this prospectus incorporates by reference). To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
KBS Capital Markets Group LLC
800 Newport Center Drive, Suite 700
Newport Beach, California 92660
Telephone: (866) 527-4264
Fax: (949) 417-6501
www.kbs-cmg.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Where You Can Find More Information
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC a registration statement relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014
	(unaudited)
Assets
Real estate, net	$40,084,744	$40,064,116
Real estate loan receivable, net	3,339,906	3,309,986
Total real estate and real estate-related investments, net	43,424,650	43,374,102
Cash and cash equivalents	29,846,395	13,256,679
Restricted cash	315,972	543,676
Rents and other receivables	387,091	62,403
Deferred financing costs, prepaid expenses and other assets	1,072,245	1,294,586
Total assets	$75,046,353	$58,531,446
Liabilities and equity
Note payable	$26,000,000	$26,000,000
Accounts payable and accrued liabilities	1,880,674	467,803
Due to affiliates	1,312,609	699,341
Other liabilities	1,465,720	706,469
Total liabilities	30,659,003	27,873,613
Commitments and contingencies (Note 9)
Redeemable common stock	500,000	—
Equity
KBS Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 5,695,223 and 3,893,812 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	56,952	38,938
Additional paid-in capital	46,084,031	31,489,224
Cumulative distributions and net losses	(3,946,379)	(2,527,562)
Total KBS Strategic Opportunity REIT II, Inc. stockholders’ equity	42,194,604	29,000,600
Noncontrolling interests	1,692,746	1,657,233
Total equity	43,887,350	30,657,833
Total liabilities and equity	$75,046,353	$58,531,446
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues:
Hotel revenues	$5,191,622	$—	$6,896,144	$—
Interest income from real estate loan receivable	97,095	—	192,695	—
Total revenues	5,288,717	—	7,088,839	—
Expenses:
Hotel expenses	3,178,666	—	5,416,433	—
Asset management fees to affiliate	85,002	—	168,003	—
General and administrative expenses	591,007	264,414	943,770	323,331
Depreciation and amortization	183,553	—	364,868	—
Interest expense	279,850	—	579,224	—
Total expenses	4,318,078	264,414	7,472,298	323,331
Other income:
Other interest income	10,871	—	13,720	—
Total other income	10,871	—	13,720	—
Net income (loss)	981,510	(264,414)	(369,739)	(323,331)
Net income attributable to noncontrolling interest	(146,880)	—	(41,513)	—
Net income (loss) attributable to common stockholders	$834,630	$(264,414)	$(411,252)	$(323,331)
Net income (loss) per common share	$0.16	$(0.40)	$(0.09)	$(0.74)
Weighted-average number of common shares outstanding, basic and diluted	5,105,030	658,218	4,706,493	439,316
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Year Ended December 31, 2014 and the Six Months Ended June 30, 2015 (unaudited)

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Losses	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts
Balance, December 31, 2013	83,295	$833	$152,696	$(71,368)	$82,161	$—	$82,161
Issuance of common stock	3,810,517	38,105	33,696,371	—	33,734,476	—	33,734,476
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(1,898,821)	—	(1,898,821)	—	(1,898,821)
Other offering costs	—	—	(461,022)	—	(461,022)	—	(461,022)
Net loss	—	—	—	(2,456,194)	(2,456,194)	(112,767)	(2,568,961)
Noncontrolling interest contribution	—	—	—	—	—	1,770,000	1,770,000
Balance, December 31, 2014	3,893,812	$38,938	$31,489,224	$(2,527,562)	$29,000,600	$1,657,233	$30,657,833
Issuance of common stock	1,700,654	17,006	16,577,413	—	16,594,419	—	16,594,419
Transfers to redeemable common stock	—	—	(500,000)	—	(500,000)	—	(500,000)
Stock distributions issued	100,757	1,008	1,006,557	(1,007,565)	—	—	—
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(1,201,181)	—	(1,201,181)	—	(1,201,181)
Other offering costs	—	—	(1,287,982)	—	(1,287,982)	—	(1,287,982)
Net loss	—	—	—	(411,252)	(411,252)	41,513	(369,739)
Noncontrolling interest distribution	—	—	—	—	—	(6,000)	(6,000)
Balance, June 30, 2015	5,695,223	$56,952	$46,084,031	$(3,946,379)	$42,194,604	$1,692,746	$43,887,350

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2015 and 2014
(unaudited)

	For the Six Months Ended June 30,
	2015	2014
Cash Flows from Operating Activities:
Net loss	$(369,739)	$(323,331)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	364,868	—
Noncash interest income on real estate-related investment	(29,920)	—
Amortization of deferred financing costs	109,787	—
Unrealized loss on derivative instrument	54,267	—
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	267,000	—
Rents and other receivables	(324,688)	—
Prepaid expenses and other assets	58,287	(83,386)
Accounts payable and accrued liabilities	1,407,534	72,500
Due to affiliates	(663,619)	334,200
Other liabilities	759,251	—
Net cash provided by (used in) operating activities	1,633,028	(17)
Cash Flows from Investing Activities:
Improvements to real estate	(366,096)	—
Restricted cash for capital expenditures	(39,296)	—
Net cash used in investing activities	(405,392)	—
Cash Flows from Financing Activities:
Payments of deferred financing costs	(14,063)	—
Proceeds from issuance of common stock	16,594,419	10,694,011
Payments of commissions on stock sales and related dealer manager fees	(1,201,181)	(391,052)
Payments of other offering costs	(11,095)	—
Distribution to noncontrolling interest	(6,000)	—
Net cash provided by financing activities	15,362,080	10,302,959
Net increase in cash and cash equivalents	16,589,716	10,302,942
Cash and cash equivalents, beginning of period	13,256,679	712,612
Cash and cash equivalents, end of period	$29,846,395	$11,015,554
Supplemental Disclosure of Cash Flow Information:
Interest paid	$350,760	$—
Supplemental Disclosure of Noncash Investing and Financing Activities:
Increase in capital expenses payable	$19,400	$—
Increase in other offering costs due to affiliates	$1,276,887	$370,589
Increase in other offering costs	$—	$19,863
Stock distributions issued	$1,007,565	$—

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2015
(unaudited)

1.	ORGANIZATION
KBS Strategic Opportunity REIT II, Inc. (the “Company”) was formed on February 6, 2013 as a Maryland corporation that intends to elect tax treatment as a real estate investment trust (“REIT”) beginning with the taxable year that ended December 31, 2014. The Company’s business is conducted through KBS Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The Company has a wholly owned taxable REIT subsidiary (“TRS”), which leases the Company’s hotel property and  in turn contracts with an independent hotel management company that manages the day-to-day operations of the Company’s hotel.  The Company’s TRS is subject to federal and state income tax at regular corporate tax rates.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement initially entered between the Company and the Advisor on July 3, 2013 (the “Advisory Agreement”). The Advisor conducts the Company’s operations and will manage its portfolio of real estate loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. Our advisor has entered into a sub-advisory agreement with STAM Europe, a real estate operating company to provide real estate acquisition and portfolio management services to our advisor in connection with our investments in value-added real estate, distressed debt, and real estate-related investments in Europe. On July 3, 2013, the Company issued 21,739 shares of its common stock to the Advisor at a purchase price of $9.20 per share.
The Company expects to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments may include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. The Company may also invest in entities that make similar investments. As of June 30, 2015, the Company owned one hotel property and had originated a first mortgage loan.
From July 3, 2013 to August 11, 2014, the Company conducted a private placement offering (the “Private Offering”) exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”). The Company sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering.
On November 14, 2013, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, serves as the dealer manager of the Public Offering pursuant to a dealer manager agreement dated August 12, 2014 (the “Dealer Manager Agreement”). Previously the Dealer Manager served as dealer manager for the Private Offering. The Dealer Manager is responsible for marketing the Company’s shares. On January 7, 2015, the Company broke escrow in the Public Offering and through June 30, 2015, the Company had sold 1,700,654 shares of common stock in the Public Offering for gross offering proceeds of $16.6 million.
On April 2, 2014 and July 31, 2014, the Company issued 120,106 shares and 120,106 shares of common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million and $1.0 million, respectively. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2014. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2014 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three and six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Amendment of Dividend Reinvestment Plan
On May 12, 2015, the Company’s board of directors adopted a second amended and restated dividend reinvestment plan (the “Amended Dividend Reinvestment Plan”).  The Amended Dividend Reinvestment Plan removes the discussion related to the Company’s expected timing for the establishment of an estimated value per share of the Company’s common stock and the concept of establishing an estimated value per share of the Company’s common stock for a purpose other than to set the price to acquire a share in the Public Offering.  These changes conform the Company’s dividend reinvestment plan to changes the Company has adopted to the Company’s expected timing for establishing an estimated value per share of the Company’s common stock to comply with regulatory requirements.  There were no other changes to the Amended Dividend Reinvestment Plan. The Amended Dividend Reinvestment Plan became effective May 24, 2015.
Amendment of Share Redemption Program
On May 12, 2015, the Company’s board of directors adopted a second amended and restated share redemption program (the “Amended Share Redemption Program”).  The Amended Share Redemption Program conforms the Company’s share redemption program to changes the Company has adopted to the Company’s expected timing for establishing an estimated value per share of the Company’s common stock to comply with regulatory requirements in the same manner as the Amended Dividend Reinvestment Plan discussed above.  Additionally, the Amended Share Redemption Program clarifies the redemption terms available to shares received as stock distributions.  Under the Amended Share Redemption Program, shares received as stock distributions will be deemed to have a purchase price of $10 per share for purposes of determining the price at which such shares are to be redeemed.   Shares received as stock distributions will also be deemed to have been acquired on the same date as the initial share to which the stock distribution shares relate.  Finally, there is no holding period requirement for shares received as stock distributions if all of a stockholder’s shares are to be redeemed.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

The Amended Share Redemption Program also provides up to $500,000 in additional funds to redeem a qualifying stockholder’s shares if the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence.”  For purposes of determining the amount of funds available for redemption under the Amended Share Redemption Program, redemptions for a stockholder’s death, qualifying disability or determination of incompetence are to be made first from this $500,000.  There were no other changes to the Amended Share Redemption Program. The Amended Share Redemption Program became effective June 13, 2015; however, the $500,000 of additional funds was available for redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence beginning on May 29, 2015.
Segments
The Company invested in an opportunistic real estate investment and originated a loan secured by a non-stabilized real estate asset. In general, the Company intends to hold its investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and six months ended June 30, 2015 and 2014. For the purpose of determining the weighted average number of shares outstanding, stock distributions issued are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.
The Company declared a stock distribution of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock payable to all of our common stockholders of record as of the close of business on March 25, 2015.  This stock distribution, consisting of 44,538 shares of common stock, was issued on March 27, 2015. The Company declared a stock distribution of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock payable to all of our common stockholders of record as of the close of business on June 24, 2015.  This stock distribution, consisting of 56,219 shares of common stock, was issued on June 29, 2015. For the purpose of calculating the dollar amount of stock distributions declared, the Company used the Public Offering’s current offering share price of $10.00 per share (excluding purchase price discounts for certain categories of purchasers).
Square Footage, Occupancy and Other Measures
Square footage, occupancy, average revenue per available room, average daily rate and other measures used to describe real estate and real estate-related investments included in these Condensed Notes to Consolidated Financial Statements are presented on an unaudited basis.
Recently Issued Accounting Standards Update
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. On July 9, 2015, the FASB voted to defer the effective date of ASU No. 2014-09 by one year. Early adoption is permitted but not before the original effective date. The Company is still evaluating the impact of adopting ASU No. 2014-09 on its financial statements, but does not expect the adoption of ASU No. 2014-09 to have a material impact on its financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). The amendments in ASU No. 2014-15 require management to evaluate, for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or are available to be issued when applicable) and, if so, provide related disclosures. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not expect the adoption of ASU 2014-15 to have a significant impact on its financial statements.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items.  Although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU No. 2015-01 to have a significant impact on its financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”), which amended the existing accounting standards for consolidation under both the variable interest model and the voting model. ASU No. 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU No. 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. A reporting entity may apply the amendments in ASU No. 2015-02 using: (a) a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption; or (b) by applying the amendments retrospectively. The Company is still evaluating the impact of adopting ASU No. 2015-02 on its financial statements, but does not expect the adoption of ASU No. 2015-02 to have a material impact on its financial statements.
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU No. 2015-03”).  The amendments in ASU No. 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. ASU No. 2015-03 is limited to the presentation of debt issuance costs and does not affect the recognition and measurement of debt issuance costs.  ASU No. 2015-03 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015 and is to be applied retrospectively.  Early adoption is permitted for financial statements that have not been previously issued.  The adoption of ASU No. 2015-03 would change the presentation of debt issuance costs, as the Company presents debt issuance costs as deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

3.	REAL ESTATE
As of June 30, 2015, the Company, through a consolidated joint venture in which the Company owns a 90% equity interest, owned one hotel property containing 491 rooms, a 36,000 square foot conference center, a 187-unit recreational vehicle campground and a 1,060-foot pier located at 3200 S. Ocean Boulevard, Myrtle Beach, South Carolina (the “Springmaid Beach Resort”). The following table summarizes the Company’s real estate as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Land	$27,340,112	$27,340,112
Buildings and improvements	12,956,209	12,570,713
Tenant origination and absorption costs	156,408	156,408
Total real estate, cost	40,452,729	40,067,233
Accumulated depreciation and amortization	(367,985)	(3,117)
Total real estate, net	$40,084,744	$40,064,116
The following table provides summary information regarding Springmaid Beach Resort’s hotel revenues and expenses for the three and six months ended June 30, 2015:

	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Hotel Revenues:
Room	$3,687,791	$4,588,316
Food, beverage and convention services	666,724	1,006,331
Campground	253,927	503,650
Other	583,180	797,847
Hotel Revenues	$5,191,622	$6,896,144

Hotel Expenses:
Room	$818,621	$1,243,132
Food, beverage and convention services	488,506	805,441
General and administrative	383,579	689,455
Sales and marketing	262,441	472,335
Repairs and maintenance	351,312	692,434
Utilities	194,970	446,345
Property taxes and insurance	215,776	431,308
Other	463,461	635,983
Hotel Expenses	$3,178,666	$5,416,433
Springmaid Beach Resort’s average occupancy, average revenue per available room and average daily rate during the six months ended June 30, 2015 was 48%, $51.59 and $106.90 respectively.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

4.	REAL ESTATE LOAN RECEIVABLE
As of June 30, 2015, the Company had originated one real estate loan receivable as follows:

Loan Name Location of Related Property or Collateral	Date Originated	Property Type	Loan Type	Outstanding Principal Balance as of June 30, 2015	Book Value as of June 30, 2015 (1)	Book Value as of December 31, 2014 (1)	Contractual Interest Rate (3)	Annualized Effective Interest Rate (3)	Maturity Date
655 Summer Street First Mortgage
Boston, Massachusetts	09/04/2014	Office	Mortgage	$3,500,000	$3,339,906	$3,309,986	9.25%	11.68%	10/01/2017
_____________________
(1) Book value of the real estate loan receivable represents outstanding principal balance adjusted for unamortized origination fees and direct origination and acquisition costs.
(2) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2015, using the interest method annualized (if applicable) and divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of June 30, 2015.
The following summarizes the activity related to real estate loan receivable for the six months ended June 30, 2015:

Real estate loan receivable - December 31, 2014	$3,309,986
Amortization of closing costs and origination fees on real estate loan receivable	29,920
Real estate loan receivable - June 30, 2015	$3,339,906
For the three and six months ended June 30, 2015, interest income from the real estate loan receivable consisted of the following:

	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Contractual interest income	$81,837	$162,775
Amortization of origination fees and costs and acquisition costs, net	15,258	29,920
Interest income from real estate loan receivable	$97,095	$192,695

5.	NOTE PAYABLE
As of June 30, 2015 and December 31, 2014, the Company’s note payable consisted of the following:

	Principal	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort (2)	$26,000,000	One-month LIBOR + 3.00%	3.18%	Interest Only	12/30/2017
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2015. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2015, using interest rate indices at June 30, 2015, where applicable.
(2) As of June 30, 2015, $26.0 million had been disbursed to the Company and $12.0 million remained available for future disbursements, subject to certain terms and conditions contained in the loan documents.
As of June 30, 2015 and December 31, 2014, the Company’s deferred financing costs were $548,934 and $658,721, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

During the three and six months ended June 30, 2015, the Company incurred $279,850 and $579,224 of interest expense, respectively. As of June 30, 2015 and December 31, 2014, $68,987 and $4,577 was payable, respectively. Included in interest expense for the three and six months ended June 30, 2015 was $54,893 and $109,787 of amortization of deferred financing costs, respectively. Also included in interest expense for the three and six months ended June 30, 2015 was $15,884 and $54,267 of unrealized losses on an interest rate cap agreement, respectively.
The Company’s note payable contains financial and non-financial debt covenants. As of June 30, 2015, the Company was in compliance with all debt covenants.
The Company’s note payable requires the Company to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator. In addition, until certain renovations are complete the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy the Company’s REIT requirements. The working capital reserve was included in restricted cash on the accompanying consolidated balance sheets.

6.	DERIVATIVE INSTRUMENT
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.
The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.
As of June 30, 2015 and December 31, 2014, the Company had one interest rate cap outstanding, which was not designated as a hedging instrument. The following table summarizes the notional amount and other information related to the Company’s derivative instrument as of June 30, 2015 and December 31, 2014. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks:

					Fair Value of Asset
Derivative Instrument	Effective Date	Maturity Date	Notional Value	Reference Rate	June 30, 2015	December 31, 2014	Balance Sheet Location
Interest Rate Cap	12/29/2014	01/01/2018	$26,000,000	One-month LIBOR at 3.00%	$21,584	$75,851	Prepaid expenses and other assets

During the three and six months ended June 30, 2015, the Company recorded an unrealized loss of $15,884 and $54,267 on its derivative instrument, respectively, which was included in interest expense on the accompanying consolidated statements of operations.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

7.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:
Cash and cash equivalents, restricted cash, rent and other receivables and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves (if any) and not at fair value. The fair value of real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral value (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instrument: The Company’s derivative instrument is presented at fair value on the accompanying consolidated balance sheets. The valuation of this instrument is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.
Note payable: The fair value of the Company’s note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

The following were the face value, carrying amount and fair value of the Company’s financial instruments as of June 30, 2015 and December 31, 2014, which carrying amounts do not approximate the fair values:

	June 30, 2015			December 31, 2014
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial asset:
Real estate loan receivable	$3,500,000	$3,339,906	$3,281,364	$3,500,000	$3,309,986	$3,238,918
Financial liability:
Note payable	$26,000,000	$26,000,000	$25,998,897	$26,000,000	$26,000,000	$25,998,195
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. The actual results and the Company’s estimate of value at a future date could be materially different.
As of June 30, 2015, the Company measured the following asset at fair value:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivative	$21,584	$—	$21,584	$—

8.	RELATED PARTY TRANSACTIONS
The Company has entered the Advisory Agreement with the Advisor and dealer manager agreements with the Dealer Manager, with respect to the Private Offering and the Public Offering, respectively. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain offering-related services and the investment of funds in real estate-related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as described in the Advisory Agreement. The Advisor also serves as the advisor for KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), KBS Strategic Opportunity REIT, Inc. (“KBS Strategic Opportunity REIT”) and KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”). The Dealer Manager also serves as the dealer manager for the private placement offering of KBS Growth & Income REIT, the initial public offering of KBS REIT III and for the DRP offering for KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT.
On January 6, 2014, the Company, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT, the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT was added to the insurance program at terms similar to those described above.
During the three and six months ended June 30, 2015 and 2014, no other business transactions occurred between the Company and these other KBS-sponsored programs.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

The Advisory Agreement has a one-year term. The Company may terminate the Advisory Agreement on 60 days’ written notice. The Advisor in its sole discretion may defer any fee payable to it under the Advisory Agreement. All or any portion of such fee not taken may be deferred without interest and paid when the Advisor determines.
Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and six months ended June 30, 2015 and 2014, respectively, and any related amounts payable as of June 30, 2015 and December 31, 2014:

	Incurred				Payable as of
	Three Months Ended June 30,		Six Months Ended June 30,		June 30,	December 31,
	2015	2014	2015	2014	2015	2014
Expensed
Prepaid insurance premiums (1)	$—	$—	$—	$131,691	$—	$—
Asset management fees	85,002	—	168,003	—	—	1,855
Reimbursable operating expenses (2)	78,216	168,228	100,675	202,509	35,722	142,820
Real estate acquisition fee	—	—	—	—	—	554,666
Additional Paid-in Capital
Sales commissions	488,076	222,951	718,085	224,576	—	—
Dealer manager fees	312,327	155,796	483,096	166,476	—	—
Reimbursable other offering costs	834,918	252,746	1,287,982	370,589	1,276,887	—
	$1,798,539	$799,721	$2,757,841	$1,095,841	$1,312,609	$699,341
_____________________
(1) Amount incurred during the six months ended June 30, 2014 reflects directors and officers insurance premiums for the period from December 31, 2013 through June 30, 2015. Of this amount, $23,688 and $47,375 were recorded as insurance expense for the three and six months ended June 30, 2015, respectively, and $23,688 and $48,305 were recorded as insurance expense for the three and six months ended June 30, 2014, respectively, and included in general and administrative expenses in the statement of operations.
(2) The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement.  The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company.  These amounts totaled $51,397 and $73,856 for the three and six months ended June 30, 2015, respectively and were the only employee costs reimbursed under the Advisory Agreement for the three and six months ended June 30, 2015 and 2014.  The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers.
Offering Costs
Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
During the Private Offering, there was no limit on the amount of organization and offering expenses the Company could incur. As of June 30, 2015, the Company had recorded and paid $1,020,623 of offering costs (other than selling commissions and dealer manager fees) related to the Private Offering, of which $956,834 were incurred by the Advisor or its affiliates on behalf of the Company.
During the Public Offering, pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Public Offering exceed 15% of gross offering proceeds in the Public Offering. Through June 30, 2015, the Advisor and its affiliates had incurred other organization and offering costs on the Company’s behalf in connection with the Public Offering of approximately $3.5 million. The Company will be liable to reimburse the Advisor for such costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by the Company on organization and offering expenses, does not exceed 15% of the gross proceeds of the Offering. As of June 30, 2015, the Company has paid or accrued $1.2 million in selling commissions and dealer manager fees and $1.3 million of other organization and offering expenses, which amounts represent the Company’s maximum liability for organization and offering costs as of June 30, 2015.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

9.	COMMITMENTS AND CONTINGENCIES
Management Agreement
Springmaid Operations JV has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort.
Pursuant to the management agreement the Operator will receive the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the date in which the hotel begins operations under the DoubleTree by Hilton name (the “Brand Commencement Date”) and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and Springmaid Property JV’s priority, which is 12% of Springmaid Property JV’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	commencing on the Brand Commencement Date, a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.
The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.
During the three and six months ended June 30, 2015, the Company incurred $128,940 and $170,499 of fees related to the management agreement, respectively, and are included in hotel expenses on the accompanying consolidated statements of operations.
Economic Dependency
The Company is dependent on the Advisor, sub-advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of June 30, 2015. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015
(unaudited)

10.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Public Offering on August 12, 2014 and broke escrow on January 7, 2015. As of August 4, 2015, the Company had sold 1,953,135 shares of common stock in the Public Offering for gross offering proceeds of $19.1 million.
Distribution
On August 6, 2015, the Company’s board of directors authorized a stock distribution of 0.01 shares (or 1% of a share of common stock) of common stock on each outstanding share of common stock payable to all of the Company’s common stockholders of record as of the close of business on September 22, 2015. The Company expects to issue this stock distribution on or about September 29, 2015.